(212) 474-1788

December 17, 2008

Omrix Biopharmaceuticals, Inc.
Schedule TO-C filed November 24, 2008
Schedule TO-T filed November 25, 2008
Schedule TO-T/A filed December 1, 2008
Schedule TO-T/A filed December 17, 2008
Filed by Binder Merger Sub, Inc. and Johnson & Johnson
SEC File No. 5-82558

Dear Ms. Griffith:

On behalf of Johnson & Johnson (“J&J”) and Binder Merger Sub, Inc. (“Merger Sub”), this letter supplements J&J’s and Merger Sub’s written response, dated December 16, 2008 (the “Response Letter”), to your letter dated December 12, 2008 (the “Comment Letter”) providing comments to the Schedule TO-C filed with the Securities and Exchange Commission (the “Commission”) by J&J and Merger Sub on November 24, 2008 and the Schedule TO-T filed with the Commission by J&J and Merger Sub on November 25, 2008 (as amended, the “Schedule TO”). The supplemental information set forth below is being provided in response to your verbal request for additional information on December 17, 2008. For your convenience, we have reproduced comment 2 from the Comment Letter, followed by J&J’s and Merger Sub’s supplemental response to such comment and to your further verbal inquiry with respect thereto.  Capitalized terms defined in the Schedule TO and used in the following responses without definition have the meanings specified in the Schedule TO.

Schedule TO-T
General

2.
At the commencement of the offer, Johnson & Johnson Development Corporation (“JJDC”), a subsidiary of Parent, had a $5 million cash investment in Omrix, and Ethicon, Inc., a wholly owned subsidiary of Parent, was party to a development agreement to develop certain of Omrix’s biosurgery products.  In view of these relationships, and of the fact that Johnson & Johnson and Omrix have discussed the possibility of Parent’s acquiring Seller in the past, please advise us what consideration you have given to the application of Rule 13e-3 to this transaction.

We refer to the full response to the foregoing comment set forth in the Response Letter.

As indicated in the Response Letter, J&J and Merger Sub believe that this transaction is not a Rule 13e-3 transaction because neither J&J nor Merger Sub (nor any other subsidiary of J&J, including JJDC and Ethicon) is an “affiliate” of Omrix as defined under Rule 13e-3(a)(1); none of J&J or any of its subsidiaries controls, is controlled by, or is under common control with, Omrix.

In response to the staff’s first supplemental comment, J&J and Merger Sub advise the staff that they are aware of no non-public information of Omrix made available to J&J and Merger Sub that was material to the formulation of their proposed offer price for Omrix and that was not available to other potential bidders or that would not have been made available to other potential bidders had they advanced in the sale process. J&J and Merger Sub note that, as described in the Schedule TO, they were provided with a management presentation and given access to a virtual data room by Omrix that, to J&J’s and Merger Sub’s knowledge, were not ultimately made available to other bidders. However, as is customary in transaction processes of this type, such information was provided only after J&J and Merger Sub had submitted an indicative offer for Omrix and advanced to the second round of the sale process. J&J and Merger Sub expect and believe that any other bidder, if such bidder had submitted an indicative offer for Omrix, would have been given access to the same information at the same stage in the sale process.

In addition, although J&J’s subsidiary Ethicon has a commercial relationship with Omrix with respect to certain of Omrix’s products and, in that connection, has had access to information with respect to the development and marketing of such products, J&J and Merger Sub believe that substantially all information with respect to such products (including, without limitation, historical sales information and sales guidance for fiscal year 2008) that was significant to the formulation of their bid for Omrix is publicly available. Furthermore, to the limited extent that any such information is not publicly available, such information is in the possession of Omrix, and J&J and Merger Sub expect and believe that Omrix would have made it available to any potential bidder that submitted an indicative offer for Omrix.

In sum, J&J and Merger Sub do not believe that they had access to any material information that was unavailable to any other bidder willing to make a preliminary non-binding indication of interest to acquire Omrix. In this connection, J&J and Merger Sub note that, as disclosed in the Schedule TO, the Investor Group presented Omrix with a target cash price range of $21.00 to $25.00 per Share that was based solely on public information. This price range is substantially consistent with J&J’s and Merger Sub’s final bid of $25.00 per Share. As disclosed in the Schedule TO, the Investor Group chose not to submit a bid in the sale process in September and October.

In response to the staff’s second supplemental comment, J&J and Merger Sub advise the staff that revenues derived from sales of those of Omrix’s products that are the subject of Omrix’s commercial arrangements with Ethicon comprised approximately 38% of Omrix’s total revenues for the nine months ended September 30, 2008.

As indicated in the Response Letter, J&J and Merger Sub do not believe that the commercial arrangements between Ethicon and Omrix can be fairly concluded to confer “control” within the meaning of Rule 13e-3(a)(1), including, without limitation, for the following reasons:

•
the applicable agreements are arms’-length commercial product development and supply arrangements having terms with no bearing on the election of directors of Omrix or the selection or direction of Omrix management, and imposing no limitation on the ability of Omrix to enter into strategic combination transactions with other parties;

•
the contractual right to enforce purely commercial product terms does not and should not be interpreted to constitute the kind of “control” influence contemplated by the Rule 13e-3(a)(1) “affiliate” definition (to conclude otherwise would expand the application of Rule 13e-3 well beyond its intended scope and purpose);

•
Ethicon does not derive any “control” influence as contemplated by Rule 13e-3(a)(1) by virtue of its contractual rights to terminate the commercial arrangements, particularly in light of the fact that any such termination would require Ethicon to make substantial payments to Omrix and would require Ethicon to abandon the substantial investments it has made under the existing arrangements (as well as forego a profitable business arrangement); and

•
in the event that any termination did occur, the contracts are drafted to ensure that Omrix would have an extended period in which to replace Ethicon (and J&J and Merger Sub believe that Omrix would in fact have substantial opportunities to find a replacement counterparty).

_______________

Each of J&J and Merger Sub acknowledges that the supplemental responses contained herein are subject to the written acknowledgement from J&J and Merger Sub attached as Annex A to the Response Letter.

If you have any questions regarding the contents of this letter, please do not hesitate to contact me at the above number.

Sincerely,

/s/ Eric L. Schiele, Esq.
Eric L. Schiele, Esq.

Ms. Julia E. Griffith
Special Counsel
U.S. Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C.  20549-3628

Copy to:

Allen Kim, Esq.
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ  08933

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